NEWS RELEASE

Endeavour Acquires 51% Of Santa Cruz Silver Mine And Guanacevi Process Plant,
Closes Private Placement Financing, Grants Employee Stock Options

February 1, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that it has now acquired a 51% interest in the producing Santa Cruz silver mine and Guanacevi mineral processing plant, located in northwestern Durango, Mexico.

On January 28, 2005, Endeavour exercised its option to acquire a 51% interest in these operating assets by paying US $3 million (including US $1 million already paid in 2004) and spending $1 million on exploration. As of January 28, 2005, this exploration commitment had been fulfilled, principally by surface drilling (4160 m in 12 holes) and underground development (1160 m including a new 410 m access ramp) in the new, high grade, North Porvenir discovery zone.

Specifically, Endeavour purchased 51% of the shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“MSCG”, which owns the mining rights to the Santa Cruz property) and 51% of the Guanacevi plant from Metalurgica Guanacevi S.A. de C.V. (“MG”). Endeavour is now the Operator of the mine and plant. Endeavour also holds an option to purchase the remaining 49% of the Santa Cruz mine and Guanacevi plant by making annual cash payments totaling US $4 million over the next 3 years.

Endeavour also announces it has closed the private placement financing announced on December 23, 2004, subject to final regulatory approval. A total of CA $1,636,800 was raised through the sale of 1,023,000 units at CA $1.60 per unit, each unit consisting of one common share and one common share purchase warrant. Each warrant can be exercised to purchase one common share at CA $2.10 in the first year or CA $2.30 in the second year.

Leede Financial, as agent, placed 312,500 units for CA $500,000 in a brokered offering and an additional 710,500 units were placed privately in a non-brokered offering for CA $1,136,800. Leede Financial receives a 7.5% cash commission and 40,000 warrants having the same terms as those in the private placement. The net proceeds will be added to current working capital, which will stand at CA $5 million.

Upon receipt of final regulatory approval for the financing, Endeavour will grant up to 550,000 stock options exercisable at CA $1.60 within a 5 year period to employees and directors.

Over the next few weeks, Endeavour plans to update shareholders on its exploration results, targets, programs and budgets, a new resource estimate, the 2004 operations report and operating forecast for 2005, and the results of our new property acquisition program in the Guanacevi district surrounding the mine and plant.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website:  www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR

Stated Bradford Cooke, President and C.E.O., “We are absolutely thrilled with this acquisition of the Santa Cruz silver mine and Guanacevi process plant. We think these core assets will form the basis for extraordinary growth of silver production and reserves for years to come.”

“ The discovery, development and commencement of production of the new high grade North Porvenir orebody within a scant six months are a testament to the future potential of the Santa Cruz property, the abilities of Endeavour’s exploration team and our Mexican partners’ operating expertise. I take my hat off to them.”

Endeavour Silver Corp. (EDR : TSX-V) is a small-cap exploration and mining company focused on aggressively expanding its portfolio of high grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. (CCM: TSX) holds a minority shareholding in the Company.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
President and CEO

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.”

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website:  www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR